BROOKFIELD CANADA OFFICE PROPERTIES

PROXY

PROXY, solicited by Management, for the Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust”) to be held on Monday, April 30, 2012 at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street in Toronto, Ontario at 1:30 p.m. (Toronto time).

The undersigned registered unitholder of the Trust hereby appoints RICHARD B. CLARK, or failing him THOMAS F. FARLEY, each being a trustee of the Trust (or in lieu thereof. .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Annual Meeting of Unitholders (the “Meeting”) of the Trust to be held on Monday, April 30, 2012, and at any adjournments or postponements thereof, on the following matters:

A.	Election of Trustees

			FOR	WITHHOLD				FOR	WITHHOLD
1.	Mr. Colum Bastable	w	☐	☐	4.	Mr. Roderick D. Fraser	w	☐	☐
2.	Mr. Richard B. Clark	w	☐	☐	5.	Mr. Paul D. McFarlane	w	☐	☐
3.	Mr. Thomas F. Farley	w	☐	☐	6.	Mr. Michael F. B. Nesbitt	w	☐	☐
					7.	Mr. T. Jan Sucharda	w	☐	☐

B. Appointment of Auditors (mark only one of “FOR” or “WITHHOLD”)

☐	FOR the appointment of Deloitte & Touche LLP as auditors and authorizing the trustees to fix the auditors’ remuneration; or

☐	Withhold from voting on the appointment of Deloitte & Touche LLP as auditors and authorizing the trustees to fix the auditors’ remuneration.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Unitholders and on all other matters that may properly come before the Meeting. The units represented by this proxy will be voted or withheld from voting as directed by the unitholder. In the absence of such directions, units represented by proxies received by Management will be voted FOR each of the trustee nominees and FOR the appointment of Deloitte & Touche LLP as auditors and in favour of Management’s proposals generally.

Name of Registered Unitholder:____________________________________

Signature of Registered Unitholder:_________________________________ Number of Common Units:________________________________________

Number of Trust Units:___________________________________________ Number of Special Units:__________________________________________

Date: , 2012

NOTES:
1. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the unitholders by Management of the Trust.

2. If the unitholder completing this proxy is an individual, please sign exactly as your units are registered.

If the unitholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the unitholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the units are registered in the name of an executor, administrator or trustee, please sign exactly as the units are registered. If the units are registered in the name of the deceased or other unitholder, the unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the unitholder must be attached to this proxy.

In many cases, units beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the section entitled “Q & A on Proxy Voting” in the accompanying Management Proxy Circular and carefully follow the instructions of their securities dealer or other intermediary.

3. To be valid, this proxy must be signed and mailed to CIBC Mellon Trust Company, using the return envelope enclosed, by mail to CIBC Mellon Trust Company, Attention Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile at 416-368-2502 or 1-866-781-3111 by no later than 5:00 p.m., Toronto time, on Thursday, April 26, 2012 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed Meeting.
4. Every unitholder has the right to appoint a person (who need not be a unitholder of the Trust) to represent him or her at the Meeting other than the Management representatives designated in this proxy. If you wish to appoint a person other than the Management representatives herein, please insert the name of your chosen proxyholder in the space provided and deliver the completed proxy to CIBC Mellon Trust Company as set out above.
5. All unitholders should refer to the accompanying Notice of Annual Meeting of Unitholders and the accompanying Management Proxy Circular (including the section entitled “Business of the Meeting – Election of Trustees”) for further information regarding completion and use of this proxy and other information pertaining to the Meeting.
6. If a unit is held by two or more persons (for example, joint ownership, trustees, executors, etc.) any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each trust unit or special unit so held.